December 5, 2008

Via U.S. Mail and Facsimile

Mervin Dunn
President and Chief Executive Officer
Commercial Vehicle Group, Inc.
7800 Walton Parkway
New Albany, Ohio 43054

        RE: Commercial Vehicle Group, Inc.
                 Form 10-K for the fiscal year ended December 31, 2007

                 File No. 000-50890

Dear Mr. Dunn:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                 Sincerely,

                 Linda Cvrkel
                 Branch Chief

Via facsimile: Dennis M. Myers, P.C.
             (312)861-2200